UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CEPHALON, INC.
(Name of Subject Company (Issuer))
VALEANT PHARMACEUTICALS INTERNATIONAL, INC.
(Names of Filing Person(s) (Offeror(s)))
Common Stock, par value $0.01 per Share
(Title of Class of Securities)
156708109
(CUSIP Number of Class of Securities)
Alison S. Ressler, Esq.
Keith A. Pagnani, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form of Registration No.	Date Filed:

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

International Headquarters
7150 Mississauga Road
Mississauga, Ontario L5N 8M5
Phone: 905.286.3000
Fax: 905.286.3050
Contact Information:
Investors:
Laurie W. Little
Valeant Pharmaceuticals International, Inc.
949-461-6002
laurie.little@valeant.com
Media:
Renee E. Soto
Sard Verbinnen & Co.
212-687-8080
rsoto@sardverb.com
Cassandra Bujarski
Sard Verbinnen & Co.
212-687-8080
cbujarski@sardverb.com
VALEANT PHARMACEUTICALS RESPONDS TO
CEPHALON BOARD’S LETTER
     Mississauga, Ontario, April 21, 2011 — Valeant Pharmaceuticals International, Inc. (NYSE: VRX) (TSX: VRX) today issued the following statement to shareholders of Cephalon, Inc. (NASDAQ: CEPH):
     In a letter to its shareholders today, the Cephalon Board of Directors stated that it “is presently undertaking a review of all of the Company’s alternatives and options — and is focused on maximizing Cephalon shareholder value.” We know for certain that Cephalon has not engaged with Valeant despite what we believe to be a compelling all-cash $73 per share offer, even though we have repeatedly stated that our offer price could increase if Cephalon engaged with us and permitted us to conduct due diligence. As it has been over a month since we presented our offer to Cephalon, we believe the Cephalon shareholders deserve answers to the following questions:
•	Exactly which “alternatives and options,” beyond the continuation of Cephalon’s current risky standalone plan, are being reviewed by the Cephalon Board of Directors, and what is the timeframe for that review?

•	Does its review include a potential sale of Cephalon? If so, why hasn’t the Cephalon Board of Directors engaged with Valeant?

•	How can the Cephalon Board of Directors truly be undertaking a review of all “alternatives and options,” with a focus “on maximizing Cephalon shareholder value,” without engaging with Valeant to determine exactly how much Valeant may be willing to offer following due diligence?

•	Why does the Cephalon Board of Directors insist on continuing to stand between Valeant’s all-cash offer and the owners of Cephalon?
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About Valeant
Valeant Pharmaceuticals International, Inc. (NYSE: VRX) (TSX: VRX) is a multinational specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products primarily in the areas of neurology, dermatology and branded generics. More information about Valeant can be found at www.valeant.com.
Forward-looking Statements
Certain statements made in this press release may constitute forward-looking statements of Valeant, including, but not limited to, statements regarding our offer to purchase Cephalon, financing related to the proposed transaction, our consent solicitation process or our intention to commence a tender offer, our opportunities and our plans should we acquire Cephalon, the effect of the proposed transaction on financial results, and certain financial projections. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management of Valeant and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, but are not limited to, risks and uncertainties discussed in Valeant’s most recent annual or quarterly report filed with the Securities and Exchange Commission (“SEC”) and Canadian Securities Administrators (“CSA”) and other risks and uncertainties as discussed from time to time in Valeant’s filings with the SEC and the CSA, which disclosures are incorporated herein by reference. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect actual outcomes except as required by securities laws. You are advised, however, to consult any further disclosures we make on related subjects in our filings with the SEC and the CSA.
Certain Information Concerning Participants In Solicitation; Additional Information and Where to Find It
This communication may be deemed to be solicitation material in respect of the proposed removal of directors from, and election of directors to, the Board of Directors of Cephalon, as well as the repeal of any changes to Cephalon’s Bylaws. Valeant filed a definitive consent solicitation statement with the SEC on April 21, 2011. THAT DOCUMENT SETS FORTH THE IDENTITY OF THE PARTICIPANTS IN THE SOLICITATION AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS, OR OTHERWISE, AND IS ALSO AVAILABLE AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. OR FROM VALEANT’S WEBSITE AT WWW.VALEANT.COM UNDER THE TAB “INVESTOR RELATIONS” AND THEN UNDER THE HEADING “SEC FILINGS,” OR , FOR FREE, BY DIRECTING A REQUEST TO VALEANT, 7545 IRVINE CENTER DRIVE, IRVINE, CALIFORNIA, 92618, ATTENTION: CORPORATE SECRETARY. It includes the form of gold consent card to be completed and delivered by each Cephalon stockholder that desires to provide written consent in connection with the consent solicitation.
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of Cephalon has commenced at this time. In connection with any tender offer and its consent solicitation, Valeant will file relevant materials, which may include a tender offer statement and/or other documents, with the SEC. ALL INVESTORS AND SECURITY HOLDERS OF CEPHALON ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC BY VALEANT CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of documents filed with the SEC by Valeant (when they become available) in the same manner as set forth above with respect to the definitive consent solicitation statement.
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